

02003464

IES AND EXCHANGE COMMISSION
'ASHINGTON, D.C. 20549

BB 3/6

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-46201

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lexit Capital, LLC

Official Use Only
34048
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

70 Hudson Street
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller — (201) 610-0202
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(*Name—if individual, state, last, first, middle name*)

Ernst & Young LLP

787 Seventh Avenue		New York	NY	10019
(ADDRESS)	Number and Street	City	State	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Lexit Capital, LLC**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Miller

Signature

John Miller
2/27/02 **BARRY O. BERNSTEIN** Barry O. Bernstein
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 25, 2006

PRINCIPAL

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flow.
- [ ] (e) Statement of Changes in Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Supplemental Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Lexit Capital, LLC

Statement of Financial Condition

Year ended December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Managers of
Lexit Capital, LLC

We have audited the accompanying statement of financial condition of Lexit Capital, LLC (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2002

Lexit Capital, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 105,353
Receivables from brokers and dealers	470,244
Deposits with clearing agents	500,000
Other assets	23,932
Total assets	$1,099,529
Liabilities and Member's equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 323,938
Deferred soft dollar payable	70,967
Loan payable	25,000
	419,905
Member's equity	679,624
Total liabilities and Member's equity	$1,099,529

See accompanying notes.

Lexit Capital, LLC

Notes to Statement of Financial Condition

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Lexit Capital, LLC, (the "Company"), is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company provides electronic brokerage services to clients by providing access to the US marketplace from a single access point. The Company is a wholly owned subsidiary of Lexit Financial Group, Inc. (the "Parent"), the Company's sole member which was formerly known as Lexit Financial Corporation.

Penson Financial Services, Inc., ABN AMRO Incorporated, and Refco, LLC, U.S. broker-dealers, act as the Company's clearing agents, (collectively, the "clearing agents"), for its trading activities on a fully disclosed basis.

The Company monitors its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with maturity of three months or less.

Receivable from Brokers and Dealers

Amounts receivable from brokers and dealers represent earned commissions held by the Company's clearing agents. The clearing agents generally remit commissions to the Company within thirty days of being earned.

Deposits with Clearing Agents

Amounts represent interest bearing deposits with the Company's clearing agents.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" are carried at amounts which approximate their fair value.

Use of Estimates

The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Soft Dollar Payable

Deferred soft dollar payable represents the Company's obligation to provide securities research and other related services to customers using the Company's electronic brokerage capabilities.

3. Income Taxes

The Company is a single member LLC and is disregarded for U.S. Federal income tax purposes. The Company's income is included in the Parent's reportable income for Federal and State income tax returns.

The Parent complies with SFAS No. 109 "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of $655,692 which was $605,692 in excess of the amount required to be maintained at that date.

5. Related Party Transactions

The Parent has provided certain services to the Company, including occupancy, technology, communication, and administrative services. Costs associated with these services have been borne by the Parent. The Parent's management believes that the allocation of such costs would not materially impact the Company's financial condition or operations.

Statement of Financial Condition

Lexit Capital, LLC

December 31, 2001
with Report of Independent Auditors